UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                           Rapid Bio Tests Corporation
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   753339-10-0

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                                 (CUSIP Number)

          Geoffrey V.F. Seaman, 5409 Ivy Street, Springfield, OR 97478
                                 (541) 686-5989

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 28, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753339-10-0
----------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David H. Regan
     ---------------------------------------------------------------------------
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     00
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization

     United States
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               7.   Sole Voting Power     2,000,000
  NUMBER OF                               ---------
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         0
 OWNED BY                                      ---
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power    2,000,000
   PERSON                                     ---------
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power     0
                                                ---
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     9.7%
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14.  Type of Reporting Person (See Instructions)

     IN
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

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of Rapid Bio Tests Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5409 Ivy Street, Springfield OR 97478.

Item 2.  Identity and Background
--------------------------------

(a)    Name:                                   David H. Regan

(b)    Business Address:                       5409 Ivy Street, Springfield
                                               OR 97478

(c)    Present Principal Occupation:           Vice President of Medical Affairs
                                               of the Issuer

(d)    Disclosure of Criminal Proceedings:     Dr. Regan has not been convicted
                                               in any criminal proceeding at any
                                               time.

(e)    Disclosure of Civil Proceedings:        Dr. Regan has not been subject
                                               to any judgment, decree or final
                                               order enjoining violations
                                               of or prohibiting or mandating
                                               activities subject to federal
                                               or state securities laws or
                                               finding any violations with
                                               respect to such laws.

(f)   Citizenship:                             Dr. Regan is a citizen of the
                                               United States.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

The Registrant issued 2,000,000 shares of its common stock to Dr. Regan in exchange for his management services and certain intellectual property necessary to develop the Registrant's proposed products and processes.


Item 4.  Purpose of Transaction
--------------------------------

Dr. Regan acquired 2,000,000 shares as a personal investment and to express his personal economic commitment to the Issuer.



Item 5.  Interest in Securities of the Issuer
----------------------------------------------


Dr. Regan beneficially owns a total of 2,000,000 shares of the Issuer's common stock as follows:

(a) Dr. Regan directly and personally owns 2,000,000 shares of the Issuer's common stock which comprises 9.7% of the Issuer's total issued and outstanding shares.

(b) Dr. Regan has sole voting and dispositive power as to the 2,000,000 shares he owns directly.

(c) Dr. Regan was initially issued 3,000,000 shares of the Issuer's common stock pursuant to an Asset Purchase and Employment agreement filed as
     Exhibit 2.3 to the Issuer's Report on Form 8-K on June 18, 2003. The reduction of that number to 2,000,000 shares is pursuant to the Addendum to that agreement filed with the Issuer's Report on Form 8-K filed July 31, 2003.


(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

Reference is made to Exhibit 2.3 filed with the Registrant's Form 8-K filed July 31, 2003, effecting a reduction in the number of shares issued pursuant to the Asset Purchase and Employment Agreement executed June 16, 2003.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 28, 2003

--------------------------------------------------------------------------------
Date

/s/ David H. Regan
--------------------------------------------------------------------------------

David H. Regan


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001